

Mail Stop 6010

October 11, 2007

Via Facsimile and U.S. Mail

Ms. Van Thuy Tran
Chief Executive Officer
Veritec, Inc.
2445 Winnetka Avenue North
Golden Valley, MN   55427

> **Re: Veritec, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 0-15113**

Dear Ms. Tran:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2007

Note 1 – The Company and Summary of Significant Accounting Policies, page 25

Software License, page 27

1.   We note that you amortize the license by using the straight-line method over an estimated useful life of three years. In your response to prior comment 18 in our letter dated June 14, 2007 you stated that the useful life was five years. If this change in accounting estimate is material, you should disclose the effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period consistent with paragraph 22 of SFAS 154. If a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate shall be disclosed whenever the financial statements of the period of change are presented.

Shipping and Handling Fees, page 28

2.   We note that you changed your accounting policy for shipping and handling fees. We note that for 2007 you netted shipping and handling fees with costs and included the amount in operating expenses. Your new policy does not appear to comply with EITF 00-10. Please revise or tell us how your accounting is consistent with U.S. GAAP. Please also discuss your obligations under Exhibit 18 of Form 10-KSB.

Note 7. Stockholders' Equity, page 31

3.   Please refer to prior comment 2 from our August 23, 2007 letter. We note that you based your volatility assumptions on "the historical volatility of certain competitor companies for periods the Company was in bankruptcy, and the volatility of the Company's common stock for periods post bankruptcy". Please note that the selected assumptions to compute historical volatility should produce an estimate that is representative of your expectations about future volatility over the expected term of your employee share options consistent with Question 2 of SAB Topic 14.D.1. Further, paragraph A32(a) of SFAS 123R, states that you should consider historical volatility over a period generally commensurate with the expected or contractual term, as applicable, of the share option. Please discuss how your estimate of volatility considered this guidance.

4.   Further, please discuss how you considered the four factors listed in Question 4 of SAB Topic 14.D.1 in determining that it is appropriate to rely exclusively on historical volatility. In future filings, within your critical accounting policies disclosure in MD&A include an explanation of the method used to estimate the expected volatility, including a discussion of the basis for your conclusions regarding the extent to which you used historical volatility, implied volatility or a combination of both.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant